CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0767/07/LTR

[redacted]

07023239

2 May 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 26 April 2007 (*Resolutions Passed at the Forty-Fourth Annual General Meeting of the Company held on 26 April 2007*), for your attention.

Yours faithfully

PROCESSED
MAY 09 2007
THOMSON
FINANCIAL

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	26-Apr-2007 18:14:51
Announcement No.	00189

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Resolutions Passed at the Forty-Fourth Annual General Meeting of the Company held on 26 April 2007
Description	This is to advise that all ordinary resolutions proposed in the Notice of the Forty-Fourth Annual General Meeting (the "AGM") dated 27 March 2007 have been duly passed by the members of the Company at the AGM held on 26 April 2007. A copy of the slides presented by Mr Kwek Leng Joo, Managing Director of the Company, at the AGM is attached for information.
Attachments:	PresentationSlides.pdf Total size = **1522K** (2048K size limit recommended)

The Proxy to
Singapore's Property Market

Annual General Meeting
26 April 2007







CITY DEVELOPMENTS LIMITED

Presentation Outline



I. Performance Review

II. Growth Strategies

III. Market Outlook

IV. Looking Ahead in 2007





Performance Review

Performance Review

Summary of Financial Highlights

	FY 2005	FY 2006	% Change
Revenue ($m)	2,374	2,547	7
Profit from operations ($m)	468	674	44
Profit before tax ($m)	404	692	71
Profit after tax & MI ($m)	200	352	76

Earnings Per Share (cents):	FY 2005 (Restated)	FY 2006	% Change
Basic	20.8	37.0	78
Diluted	20.5	36.6	79

Performance Review

6-Year Analysis (As at 1 Jan 2007)

	2001*	2002*	2003*	2004	2005	2006
Revenue	$2,227m	$2,289m	$2,326m	$2,380m	$2,374m	$2,547m
Profit before tax	$139m	$243m	$214m	$503m	$404m	$692m
Profit attributable to CDL shareholders	$54m	$151m	$152m	$227m	$200m	$352m
Net Debt Equity Ratio [net borrowings / total equity (include MI)]	0.99	0.92	0.64	0.54	0.50	0.40
Return on equity [net profit / net assets (exclude MI)]	1.4%	3.9%	3.3%	5.2%	4.4%	7.4%
NAV per share	$4.71	$4.82	$5.56	$4.99	$5.12	$5.21
Dividends (proposed/declared) Final Ordinary Dividend per share (gross)	7.5 cents	7.5 cents	7.5 cents	7.5 cents	7.5 cents	7.5 cents
Special Ordinary Dividend per share (gross)	-	-	50 cents	-	5 cents	7.5 cents 10 cents
Preference Dividend per share (net)	-	-	-	2.19 cents	3.9 cents	3.9 cents
EPS - Basic (cents)	6.7	18.9	18.8	25.3 (restated)	20.8 (restated)	37.0

** The financial information for the years ended 31 December 2001, 2002 and 2003 has not been restated for changes in accounting policies effected on or after 1 January 2005.*

Performance Review

Units sold/booked

	Sales Value* $'000		No. of Units*	Total Floor Area (sq ft)
Q1-Q4 2006	$2,765,344	67% in sales value	1,337	2,161,042
Q1-Q4 2005	$1,659,719		2,071	2,306,970

2006: 11,147 units sold in Singapore

* Includes share of JV projects

Growth Strategies

Growth Strategies

1. Remain the proxy to the Singapore real estate market
2. Continue with strategic land acquisition policy
3. Maximise real estate assets
4. Evaluate various options to unlock shareholder value
5. Selective overseas investment and expansion of development activities

Growth Strategies

[1] Remain the proxy to the Singapore real estate market

- Proven track record
- Leadership – timely launch of The Sail @ Marina Bay kick-started the recovery of the property market
- Lead the industry with high-profile, luxury developments – introduce iconic designs and lifestyles
- Redefine high-end *residences (branded* residences)

Growth Strategies

[1] Remain the proxy to the Singapore real estate market

... by introducing new lifestyles and setting benchmark prices



St. Regis Residences, Singapore



The Oceanfront @ Sentosa Cove

Growth Strategies

[1] *Remain* the proxy to the Singapore real estate market

... lead the industry with high-profile, luxury developments


Residences @ Evelyn
Tribeca
One Shenton
The Solitaire

Growth Strategies

[1] Remain the proxy to the Singapore real estate market

<u>Upcoming Launches</u>


The Quayside Isle
Cliveden at Grange
Botannia

Growth Strategies

[2] Continue with strategic land acquisition policy

2006 Acquisitions	Land Area (sq ft)
Lock Cho Apartments, Adjoining Properties & State Land	179,828
Lucky Tower	169,189
The Quayside Collection (Sentosa Cove)	523,251
Futura	87,034*

Total Cost: > $1 billion
Total Land Area: Approximately 960,000 square feet
Development Area: > 1.8 million square feet potential

* Includes JV partner's share

Growth Strategies

[2] Continue with strategic land acquisition policy

2007 Current Acquisitions	Land Area (sq ft)
The Albany & State Land	56,865
Concorde Residences & State Land	37,239
Balestier Court & State Land	10,697
Bright Building	12,277
Anderson 18	112,098*
Hong Leong Garden Condominium	266,076
Thomson Mansions	17,445

Total Cost: > $795 million
Land Area: Approximately 513,000 square feet
Development Area: > 1.10 million square feet potential

* Includes JV partner's share

Growth Strategies

[3] Maximise real estate assets – Land Bank

Type of Development	Land Area (sq ft)	%
Residential (Local & Overseas)	3,486,871	79
Commercial / Hotel	457,398	10
Industrial	462,818	11
TOTAL	**4,407,087**	**100**



Residential* (Overseas) 8%
Industrial 11%
Commercial/ Hotel 10%
Residential (Local) 71%

Proposed GFA - 8.5 million sq ft

As at 26 Apr 2007

Growth Strategies

[3] Maximise real estate assets - Commercial



Average Office Rental in CBD $psf/month
8
7
6
5
4
3
2
1
0
$9.60
$5.90
$5.70
$3.35
Raffles Place
Non CBD-Core
2002
2003
2004
2005
2006

Source : JLL Research, 4Q 2006

Growth Strategies

[3] Maximise real estate assets - Hotel


90
80
70
60
50
40
30
Hotel Occupancy Rate (%)
74
76
70
72
78
79
70
70
Asia
United States
Europe
Australasia
2005
2006

Growth Strategies

[4] Evaluate various options to unlock shareholder value

- Possible listing of an office / retail mall REIT
- Sale of properties if price and timing are right
- Redevelopment opportunities

Growth Strategies

[5] Selective overseas investment and expansion of development activities

- Explore new markets overseas
- Joint-venture investments


China
Thailand
Vietnam
Russia

Market Outlook

Market Outlook

Residential Property Sales (1996 – 2006)



No. of units
12000
10000
8000
6000
4000
2000
0
9565
5520
6096
8171
5406
7189
7485
5156
5765
8955
11,147
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Source : Urban Redevelopment Authority

Market Outlook

Property Price Index - Residential (1996 – Q1 2007)



Property Price Index
200
180
160
140
120
100
80
173.1
151.6
100
134.2
132.8
117.2
115.1
112.8
113.6
118.2
130.2
136.2
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Q1 2007*

Source : Urban Redevelopment Authority

* *Flash estimate*

Looking Ahead in 2007

Strong fundamentals, poised for growth

- Restructured economy with strong fundamentals
- A Global Hub of multi-disciplines, e.g. finance, education, tourism, health care, etc
- An international city to live, work & play, e.g. IRs
- Strong interest from foreign investors from all over the world, in particular for high-end properties

Looking Ahead in 2007

Residential Project Launches Planned for 2007

Projects	Units
One Shenton (Total 341)	341
The Solitaire (Total 59)	59
Botannia (Total 493)	150
Cliveden at Grange (Total 110)	50
The Quayside Isle (Total 223)	160
Wilkie Road site (Total 40)	40
Lock Cho site (Total 330)	200
Total	**1,000**

CDL's Recent Awards

Business Awards

FTSE4Good Social Responsibility Index (since 2002)
One of six companies in Asia (excluding Japan) included in this real time index series which reflects the performance of socially responsible equities

SIAS Investors' Choice Awards 2006 - Among Singapore's Most Transparent Companies (Property) (2000 – current)
Based on timeliness of news release, substantiality of news release, degree of media access, frequency of corporate results, etc.

Project Awards

Workplace Safety and Health Awards 2006 - Developer Award
Introduced in 2002, the Developer Award is presented by the Ministry of Manpower to developers in recognition of their active contribution in promoting Occupational Safety Health (OSH) practices at the work-sites, and for assisting their contractors to achieve Workplace Safety and Health (WSH) excellence.

BCA Green Mark Platinum
The only private developer in Singapore to be conferred the pinnacle BCA Green Mark Platinum Awards in 2007 for City Square Mall (Singapore's first eco-mall) and The Oceanfront @ Sentosa Cove. Both these projects are the first commercial and private residential developments to be accorded this high honour

Community Awards

Corporate Citizen Award 2006
Awarded by the National Volunteer & Philanthropy Centre (NVPC), CDL is the first local-based company to win this prestigious award for its firm commitment to active corporate citizenship

Friend of the Arts (since 1997)
Presented by National Arts Council to CDL for its significant contribution to the promotion and development of the arts in Singapore



City Developments Limited



